SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 26, 2017

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:  Nokia stock exchange release dated October 26, 2017: CORRECTION to the Finnish language pdf document attached to the release concerning Nokia’s financial report for Q3 and January-September 2017

STOCK EXCHANGE RELEASE

October 26, 2017

CORRECTION to the Finnish language pdf document attached to the release concerning Nokia’s financial report for Q3 and January-September 2017

Nokia Corporation
Stock Exchange Release
October 26, 2017 at 13:15 (CET +1)

CORRECTION to the Finnish language pdf document attached to the release concerning Nokia’s financial report for Q3 and January-September 2017

Espoo, Finland — Nokia published its financial report for Q3 and January-September 2017 at 8 am Finnish time on October 26, 2017. In the stock exchange release, Nokia published a summary of the report and indicated that the complete results report with tables was available on its website as a pdf document.

The Finnish language version of the pdf document included an error in the Nokia Technologies financial discussion section for Q3 2017, which incorrectly referred to the non-recurring net sales for the third quarter 2017 in the last sentence of the first paragraph of that section, whereas the correct comparison period would have been the third quarter 2016.

This sentence has now been updated in the Finnish language version of the complete results report, which can be found at http://www.nokia.com/luvut.

No change was required for the English language version of the pdf document.

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

Media Inquiries:

Nokia
Communications

Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2017	Nokia Corporation

	By:	/s/ Jussi Koskinen
		Name:	Jussi Koskinen
		Title:	Vice President, Corporate Legal